chatAND, Inc.

321 West 44th Street

New York, New York 10036

May 11, 2012

Mark P. Shuman, Esq. Branch Chief - Legal United States Securities & Exchange Commission Washington, D. C. 20549

	RE:	Pre-Effective Amendment No. 7 Registration Statement on Form S-1 File No. 333-176651 Form 8-A Filed January 25, 2012

Dear Mr. Shuman:

We hereby request that the effective date of the above-captioned pending Registration Statement and Form 8-A Registration Pursuant to Section 12 (g) of the Securities Exchange Act of 1934 be accelerated to 10:A.M. on May 14, 2012 or as soon thereafter as possible.

In connection with the Company’s responses to the Staff’s comments set forth above, the Company acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that there is no material adverse change in the operations or financial condition of chatAND, Inc.

Very truly yours, chatAND, Inc.

By:	/s/ MICHAEL LEBOR
Chief Executive Officer and Secretary